UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)

China Electric Motor, Inc.
(Name of Issuer)

Common Stock, $.0001 par value per share
(Title of Class of Securities)

(CUSIP Number)

Richard Rappaport
1900 Avenue of the Stars, Suite 310
Los Angeles, CA 90067
(310) 843-9300
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

May 6, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1.            Names of Reporting Persons.                                                                                                Richard Rappaport
I.R.S. Identification Nos. of above persons (entities only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization	U.S.A.

Number of	7.	Sole Voting Power	1,951,183	(1)
Shares Beneficially	8.	Shared Voting Power	0
Owned by Each	9.	Sole Dispositive Power	1,951,183	(1)
Reporting Person With:	10.	Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	1,951,183(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11)	9.6% (2)

14.	Type of Reporting Person (See Instructions)

IN

(1)  Includes (i) 332,799 shares of Common Stock and a warrant to purchase 154,311 shares of Common Stock owned by the Reporting Person; (ii) 93,600 shares of Common Stock and a warrant to purchase 43,400 shares of Common Stock owned by the Amanda Rappaport Trust, of which the Reporting Person is Trustee and may be deemed the indirect beneficial owner of such shares and warrant since he has sole voting and investment control over the shares and warrant; (iii) 93,600 shares of Common Stock and a warrant to purchase 43,400 shares of Common Stock owned by the Kailey Rappaport Trust, of which the Reporting Person is Trustee and may be deemed the indirect beneficial owner of such shares and warrant since he has sole voting and investment control over the shares and warrant and (iv) 813,072 shares of Common Stock and a warrant to purchase 377,001 shares of Common Stock owned by WestPark Capital Financial Services, LLC, of which the Reporting Person is Chief Executive Officer and Chairman and may be deemed the indirect beneficial owner of such shares and warrant since he has sole voting and investment control over the shares and warrant.

(2)  Based on 19,602,222 shares of Common Stock outstanding as of May 6, 2009 and the warrants referenced above.

Amendment No. 1 to Schedule 13D

This Amendment No. 1, dated May 6, 2009, to Schedule 13D is filed on behalf of Richard Rappaport (the “Reporting Person”), and amends that certain Schedule 13D as previously filed by the Reporting Person with the Securities and Exchange Commission March 17, 2008 (the “Schedule 13D”) relating to the common stock, $.0001 par value per share (the “Common Stock”), of China Electric Motor, Inc. (formerly known as SRKP 21, Inc.) (the “Issuer” or “Company”), a Delaware corporation.

Items 3, 4, 5 and 7 of the Schedule 13D are hereby amended and restated as follows:

Item 3.   Source and Amount of Funds or Other Consideration.

On October 11, 2007, the Reporting Person acquired directly from the Issuer 1,135,420 shares of Common Stock at an aggregate purchase price of $800.02 and a warrant to purchase 1,135,420 shares of Common Stock at an exercise price of $0.0001 per share (the “Warrant”), for an aggregate purchase price equal to $400.01. The source of funding for this purchase was personal funds. The Warrant is immediately exercisable and expires on the earlier of October 11, 2017 or five years from the date the Company consummates a merger or other business combination with an operating business or any other event pursuant to which the Issuer ceases to be a “shell company,” as defined by Rule 12b-2 under the Securities Exchange Act of 1934 and a “blank check company,” as defined by Rule 419 of the Securities Act of 1933.

On October 11, 2007, the Amanda Rappaport Trust and the Kailey Rappaport Trust (together, the “Rappaport Trusts”) each acquired directly from the Issuer 319,338 shares of Common Stock at an aggregate purchase price of $225.01 each and warrants to purchase 319,338 shares of Common Stock at an exercise price of $0.0001 per share (the “Rappaport Warrants”), for an aggregate purchase price equal to $112.50 each. The source of funding for these purchases was working capital. The Rappaport Warrants are immediately exercisable and expire on the earlier of October 11, 2017 or five years from the date the Company consummates a merger or other business combination with an operating business or any other event pursuant to which the Issuer ceases to be a “shell company,” as defined by Rule 12b-2 under the Securities Exchange Act of 1934 and a “blank check company,” as defined by Rule 419 of the Securities Act of 1933. The Reporting Person serves as the sole Trustee of the Rappaport Trusts. He may be deemed indirect beneficial owner of these securities since he has sole voting and investment control over the securities.

On October 11, 2007, WestPark Capital Financial Services, LLC (“WestPark”) acquired directly from the Issuer 2,773,979 shares of Common Stock at an aggregate purchase price of $1,954.55 and a warrant to purchase 2,773,979 shares of Common Stock at an exercise price of $0.0001 per share (the “WestPark Warrant” and together with the Warrant and Rappaport Warrants, the “Aggregate Warrants”), for an aggregate purchase price equal to $977.27. The source of funding for this purchase was working capital. The WestPark Warrant is immediately exercisable and expires on the earlier of October 11, 2017 or five years from the date the Company consummates a merger or other business combination with an operating business or any other event pursuant to which the Issuer ceases to be a “shell company,” as defined by Rule 12b-2 under the Securities Exchange Act of 1934 and a “blank check company,” as defined by Rule 419 of the Securities Act of 1933. The Reporting Person serves as the Chief Executive Officer (“CEO”) and Chairman of WestPark. He may be deemed indirect beneficial owner of these securities since he has sole voting and investment control over the securities.

As more fully described in Item 4, which is incorporated herein by reference, on May 6, 2009, in connection with a share exchange transaction, the Reporting Person canceled (i) 802,621 shares of Common Stock and a warrant to purchase 981,109 shares of Common Stock owned by the Reporting Person; (ii) 225,738 shares of Common Stock and a warrant to purchase 275,938 shares of Common Stock owned by the Amanda Rappaport Trust; (iii) 225,738 shares of common stock and a warrant to purchase 275,938 shares of common stock owned by the Kailey Rapport Trust; and (iv) 1,960,907 shares of Common Stock and a warrant to purchase 2,396,978 shares of Common Stock owned by West Park which decreased the aggregate number of shares beneficially owned by the Reporting Person from 9,096,150 shares of Common Stock to 1,951,183 shares of Common Stock.  The Reporting Person did not receive any cash consideration for the cancellation of the shares or warrants.

Item 4.   Purpose of Transaction

On March 3, 2009, the Company entered into a share exchange agreement (the “Exchange Agreement”) with Attainment Holdings Limited, a British Virgin Islands corporation (“Attainment”), Attainment’s sole shareholder Excel Profit Global Group Limited, a British Virgin Islands corporation (“EPGG”) and with respect to certain portions of the agreement, certain designees.  On May 6, 2009, the parties entered into an amendment to the share exchange agreement.  Pursuant to the Exchange Agreement, as amended on May 6, 2009, the Company agreed to issue an aggregate of 17,029,630 shares of its Common Stock to EPGG in exchange for all of the issued and outstanding shares of Attainment (the “Share Exchange”).  The Share Exchange closed on May 6, 2009.

Immediately prior to the Share Exchange and pursuant to the Exchange Agreement, the Issuer and its shareholders agreed to cancel an aggregate of 5,016,390 shares of common stock and warrants to purchase 6,131,945 shares of common stock such that there were 2,080,000 shares of common stock outstanding and warrants outstanding to purchase 964,444 shares of common stock immediately prior to the Share Exchange.  As described in Item 3, which is incorporated herein by reference, the Reporting Person is one of the shareholders that agreed to cancel shares and warrants.

The foregoing summary of the Share Exchange is qualified in its entirety by reference to the copies of the Share Exchange Agreement and the amendment to the Share Exchange Agreement, which are incorporated herein by reference, filed as Exhibits 2.1 and 2.1(a), respectively, to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 12, 2009, which is incorporated herein by reference.

Item 5.   Interest in Securities of the Issuer

(a) The Reporting Person beneficially owns an aggregate of 1,951,183 shares of Common Stock, representing 9.6% of the outstanding shares of Common Stock (based on the number of outstanding shares and warrants to purchase shares beneficially owned by the Reporting Person as of May 6, 2009).

(b) The Reporting Person has the sole right to vote and dispose of, or direct the disposition of, the 1,951,183 shares of Common Stock beneficially owned by the Reporting Person.

(c) All transactions in the class of securities reported or effected by the person named in Item 5(a) during the past 60 days may be found in Item 3.

(d) Other than the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 1,951,183 shares of Common Stock beneficially owned by the Reporting Person.

(e) Not applicable.

Item 7.   Material to be Filed as Exhibits.

Exhibit 1
Share Exchange Agreement, dated March 3, 2009, by and among SRKP 21, Inc., Attainment Holdings Limited, Attainment Holdings’ sole shareholder Excel Profit Global Group Limited, and with respect to certain portions of the agreement, certain designees (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on May 12, 2009).

Exhibit 2
Amendment No. 1 to Share Exchange Agreement, dated May 6, 2009, by and among SRKP 21, Inc., Attainment Holdings Limited, Attainment Holdings’ sole shareholder Excel Profit Global Group Limited, and with respect to certain portions of the agreement, certain designees (incorporated by reference to Exhibit 2.1(a) to the Current Report on Form 8-K filed with the Securities and Exchange Commission on May 12, 2009).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

RICHARD RAPPAPORT

Date: May 13, 2009	By:	/s/ Richard Rappaport
By: Richard Rappaport

EXHIBIT INDEX

Exhibit 1
Share Exchange Agreement, dated March 3, 2009, by and among SRKP 21, Inc., Attainment Holdings Limited, Attainment Holdings’ sole shareholder Excel Profit Global Group Limited, and with respect to certain portions of the agreement, certain designees (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on May 12, 2009).

Exhibit 2
Amendment No. 1 to Share Exchange Agreement, dated May 6, 2009, by and among SRKP 21, Inc., Attainment Holdings Limited, Attainment Holdings’ sole shareholder Excel Profit Global Group Limited, and with respect to certain portions of the agreement, certain designees (incorporated by reference to Exhibit 2.1(a) to the Current Report on Form 8-K filed with the Securities and Exchange Commission on May 12, 2009).